Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(Amounts in millions of pounds)

	2017	2016	2015	2014	2013
Earnings:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	3,512	1,934	10,512	2,938	6,604
Plus: Fixed charges	773	769	795	775	814
Plus: Distributed income of income from equity investees	6	42	5	5	18
Less: Preference security dividend	—	—	—	—	—
Less: Minority interest in pre-tax income (1)(2)	41	40	—	—	1

Total Earnings	4,250	2,705	11,312	3,718	7,435

Fixed charges:
Interest expense	734	736	757	727	767
Interest within rental expense (1/3 of rentals)	39	33	38	48	47
Preference security dividend (2)	—	—	—	—	—

Total fixed charges	773	769	795	775	814

Ratio of Earnings to Fixed Charges	5.5	3.5	14.2	4.8	9.1

(1)	Minority interest, excluding those having fixed charges.
(2)	Grossed up at effective tax rate of 38.47% for the year ended 31 December 2017 and by 45.23%, 20.46%, 4.62% and 15.33% for the years ended 31 December, 2016, 2015, 2014 and 2013, respectively.